ADAMAS VENTURES, INC.

Room 1403, No. 408 Jie Fang Zhong Road

Guangzhou, Guangdong

PR China, 510030

Phone: 86-2028-8808
Fax: 86-8333-2588

United States Securities and Exchange Commission
Washington, DC 205494
Attention: James Reynolds

RE:	Adamas Ventures, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 6, 2014 File No. 333-194492

August 28, 2014

Dear Mr. Reynolds,

We have received the comment letter from the SEC dated July 24, 2014 and we have responded and amended the Registration Form accordingly.

Prospectus Summary, page 5

1. We have revised our disclosure throughout the prospectus to clarify we intend to sell our baby products directly to suppliers and retailers.

2. We have made revisions to provide a basis for our projections.

Use of Proceeds, page 11

3. The reference to the $2500 was a typographic error and we have now revised our disclosure indicating the correct range of funds required to implement our full business plan on page 15.

Estimated Expenses for the Next Twelve-Month Period, page 16

4. The tabular disclosure has been reformatted such that the figures provided align with the appropriate category of expenses.

Financial Statements, page 23

5. We have made amendments to include our financial statements for the interim period ended July 31, 2014.

Report of Independent Registered Public Accountant, page F-1

6. The audit report has been revised to (a) remove references to the report of other auditors from both the second and third paragraphs; and (b) state in the third paragraph the specific period of our results of operations and cash flows covered by the opinion.

Exhibits

7. We have revised the prospectus where appropriate to disclose that Mr. Dai’s agreement is not contractually binding. The written description of this verbal agreement as an exhibit to the registration statement has been filed again.

Should you have further comments, please don’t hesitate to contact me.

Sincerely,

Jinshan Dai